November 2, 2005

Via Facsimile (212) 822-5735 and U.S. Mail

Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCoy LLP
1 Chase Manhattan Plaza
New York, NY  10005

Re:	Vector Group Ltd.
		File No. 333-129146
		Form S-4, filed October 20, 2005

	New Valley Corporation
	Schedule TO-T filed October 20, 2005, as amended October 20 and
   	    27, 2005 by Vector Group Ltd. and VGR Holding Inc.
	SEC File No. 005-30749

Dear Mr. Hlawaty:

      We have reviewed your filing and have the following comments.
The scope of our review was limited to the terms of the exchange offer. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T
1. We note the press release of September 27 relating to this offer.
It is unclear why you have not filed the release in accordance with
Rule 425.  Please advise.




Form S-4

Forward-Looking Information, page 23
2. We note the disclaimer that you are under no obligation to update or revise any forward-looking statements to reflect any changes in your expectations or in events, conditions or circumstances on which any forward-looking statement is made. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

Opinion of Jefferies, page 29
3. Expand to quantify the fees paid to Jefferies in connection with the transaction and in connection with the services Jefferies provided to Vector and New Valley during the last two years. See
Item 1015(b)(4).

The Offer
Extermination, Termination and Amendment, page 49
4. You indicate that you will follow any extension, as promptly as practicable, with a public announcement. Please confirm that any announcement of an extension will comply with the requirements of Rule 14e-1(d) which requires that such announcements be made by 9:00
a.m. Eastern time on the next business day after the scheduled expiration date of the offer.

Conditions of the Offer - Additional Conditions, page 58
5. Refer to the last clause of the second bullet point in this section. Your ability to terminate the offer if you are not satisfied with the status of any ongoing litigation against you appears to render the offer illusory. Please revise this section accordingly or advise.
6. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the third sub-bullet point under the first bullet point conditions the offer on whether the contemplated benefits the bidders may enjoy from the offer are adversely affected. Please revise to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.
7. Refer to the first and fifth sub-bullet points under the sixth bullet point in this section. Given that your offer was commenced on
October 20, 2005, tell us why your condition dates back to June
30,
2005. Are you unable to determine whether the actions described have not occurred between June 30 and October 20? Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please revise your disclosure to clarify whether the condition has already been triggered.
8. Refer to the last sentence in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Where You Can Find More Information, page 74
9. While we recognize that any documents you files pursuant to
Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Annex A
10. With respect to your disclosure in this section and in Annex
B,
please tell us why you need to qualify your disclosure "to the best of your knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Annex B
11. Please provide the percentage of subject securities held by each person listed in this annex. See Item 1008(a) of Regulation M-A.


Exhibits
12. Please file a tax opinion.  See Item 601(b)(8) of Regulation
S-K.
Further, revise the discussion the tax consequences in the prospectus to state that it reflects the opinion of counsel.

Letter of Transmittal
13. We note that only VGR Holding`s name appears at the top of the cover page of this letter, even though both Vector Group and VGR Holding are bidders. Please tell us why Vector Group`s name has not been included in the cover page of the letter of transmittal. We may have further comment.
14. We note that beginning on page 3 of the Letter of Transmittal you require tendering security holders to certify that they "understand" the effect of the terms of the offer. The form improperly asks security holders to certify that they "understand" the terms of the offer. Please revise to delete that requirement. Alternatively, amend the form to include a legend in bold typeface that indicates the bidders do not view the certification made by security holders that they understand the offer materials as a waiver of liability and that the bidders promise not to assert that this provision constitutes a waiver of liability.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions
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Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCoy LLP
November 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE